FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Business Systems
Administration Group

Date: January 27, 2011

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Nine Months Ended December 31, 2010

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Nine Months Ended December 31, 2010

The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America.

1. Consolidated Financial Results for the Nine Months Ended December 31, 2010

(1) Consolidated results of operations				(% of changes from previous period)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Nine months ended December 31, 2010	956,914	24.4	119,769	215.1	133,136	306.7	93,717	407.1
Nine months ended December 31, 2009	768,920	(14.8)	38,013	(43.5)	32,739	(60.3)	18,481	(67.4)

	Net income attributable to shareholders of Kyocera Corporation per share -Basic	Net income attributable to shareholders of Kyocera Corporation per share -Diluted
	Yen	Yen
Nine months ended December 31, 2010	510.67	510.67
Nine months ended December 31, 2009	100.70	100.70

(2) Consolidated financial condition

	Total assets	Total equity	Kyocera Corporation shareholders’ equity	Kyocera Corporation shareholders’ equity to total assets	Kyocera Corporation shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
December 31, 2010	1,860,875	1,428,842	1,368,966	73.6	7,459.71
March 31, 2010	1,848,717	1,407,262	1,345,235	72.8	7,330.14

2. Dividends

	Dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2010	—	60.00	—	60.00	120.00
Year ending March 31, 2011	—	60.00	—	60.00	120.00

Note:

Dividends per share for the year ending March 31, 2011 are forecasts other than results at end of first, second and third quarters.

3. Consolidated Financial Forecast for the Year Ending March 31, 2011

(% of changes from previous year)

	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation		Net income attributable to shareholders of Kyocera Corporation per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Year ending March 31, 2011	1,260,000	17.3	147,000	130.2	160,000	163.2	105,000	161.9	572.15

Note:

Forecast of earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares outstanding during the nine months ended December 31, 2010.

4. Others

(1) Increase or decrease in significant subsidiaries during the three months ended December 31, 2010: None.

(2) Adoption of concise quarterly accounting method or procedure: None.

(3) Changes in accounting principles, procedures, and financial statements’ presentation:

(i) Changes due to adoption of new accounting standards: Please refer to the accompanying “2. Other Information” on page 12.

(ii) Changes due to other than adoption of new accounting standards: None.

(4) Number of shares (common stock):

(i) Number of shares issued:

191,309,290 shares at December 31, 2010	191,309,290 shares at March 31, 2010

(ii) Number of treasury stock:

7,794,759 shares at December 31, 2010	7,788,351 shares at March 31, 2010

(iii) Average number of shares outstanding:

183,518,395 shares in the nine months ended December 31, 2010	183,525,500 shares in the nine months ended December 31, 2009

Presentation of Situation of Review Procedure

The consolidated financial information included in this Form 6-K is out of scope of review procedure under the Financial Instruments and Exchange Law of Japan. Review procedure under the Financial Instruments and Exchange Law of Japan has not been completed at the date of submission of this Form 6-K.

Instruction for Forecasts and Other Notes

With regard to premise of forecasts set forth elsewhere in this Form 6-K, please refer to the accompanying “Forward-Looking Statements” on page 11.

Accompanying Information

1. Business Results, Financial Condition and Prospects

(1)  Business Results for the Nine Months Ended December 31, 2010

Economic Situation and Business Environment

For the nine months ended December 31, 2010 (“the nine months”), the U.S. economy showed evident signs of a recovery relative to the nine months ended December 31, 2009 (“the previous nine months”) due to improvements in personal consumption and capital investment. The European economy recovered solidly, particularly in Germany, due to an increase in exports supported by depreciation of the Euro. This allayed fears of an economic slowdown in Europe due to a heightened financial insecurity triggered by financial crises in Greece and Ireland. The Asian economy led by China continued to achieve high growth. The Japanese economy was robust due to increases in capital investment and exports, mainly to Asia, coupled with moderate improvement in personal consumption due in part to government economic stimulus packages.

In the digital consumer equipment market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), production activities continued to expand compared with the previous nine months. Demand for mobile phone handsets, including smartphones, increased steadily and outweighed an inventory adjustment for certain types of notebook personal computers and flat panel TVs which commenced from the latter of the three months ended September 30, 2010.

Consolidated Financial Results

The yen’s average exchange rates for the nine months were ¥87 to the U.S. dollar and ¥113 to the Euro, marking appreciation of ¥7 (approximately 7%) and ¥20 (approximately 15%), respectively, compared with the previous nine months. As a result, net sales and income before income taxes for the nine months were down approximately ¥51 billion and ¥22 billion, respectively, compared with the previous nine months.

In spite of the yen’s appreciation, sales in the Components Business increased compared with the previous nine months, as a result of growth in component demand for products such as digital consumer equipment, industrial machinery and automobiles, combined with favorable demand for solar cells and modules backed by subsidy policies in Japan and overseas. Sales in the Equipment Business also increased due to growth in sales number of mobile phone handsets and printers and multifunction peripherals in Japan and overseas. As a result, net sales for the nine months increased by ¥187,994 million to ¥956,914 million compared with ¥768,920 million for the previous nine months.

In addition to an increase in sales, efforts to reduce costs and improve productivity in each business resulted in a considerable improvement in profit. Consequently, profit from operations for the nine months increased by ¥81,756 million to ¥119,769 million compared with ¥38,013 million for the previous nine months. Income before income taxes increased by ¥100,397 million to ¥133,136 million compared with ¥32,739 million for the previous nine months. This was due in part to the absence of an impairment loss of ¥19,987 million on its investment in WILLCOM, Inc., recorded for the previous nine months, in addition to an increase in profit from operations. As a result, net income attributable to shareholders of Kyocera Corporation for the nine months increased by ¥75,236 million to ¥93,717 million compared with ¥18,481 million for the previous nine months.

	Nine months ended December 31,				Increase (Decrease)
	2009		2010
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥768,920	100.0	¥956,914	100.0	¥187,994	24.4
Profit from operations	38,013	4.9	119,769	12.5	81,756	215.1
Income before income taxes	32,739	4.3	133,136	13.9	100,397	306.7
Net income attributable to shareholders of Kyocera Corporation	18,481	2.4	93,717	9.8	75,236	407.1
Diluted earnings per share attributable to shareholders of Kyocera Corporation	100.70	—	510.67	—	—	—
Average US$ exchange rate	94	—	87	—	—	—
Average Euro exchange rate	133	—	113	—	—	—

Consolidated Results by Reporting Segment

i) Components Business:

Sales in the Components Business for the nine months increased by ¥130,156 million to ¥523,231 million compared with ¥393,075 million for the previous nine months. Operating profit for the nine months increased by ¥68,032 million to ¥93,336 million from ¥25,304 million for the previous nine months. The operating profit ratio was 17.8%.

1) Fine Ceramic Parts Group

Demand for main products such as semiconductor fabrication equipment parts and automotive parts increased significantly due to expanded production in various industrial machinery and automotive markets. Demand for components for digital consumer equipment also grew. As a result, overall sales in this reporting segment for the nine months increased compared with the previous nine months. Operating profit improved substantially from an operating loss for the previous nine months.

2) Semiconductor Parts Group

Kyocera aimed for sales expansion by aggressively enhancing production capacity for ceramic packages for crystal and SAW devices and CMOS/CCD image sensors in response to growing demand for mobile phone handsets and digital cameras, etc., as well as an increase in the number of components incorporated into popular advanced products, such as smartphones. Furthermore, demand for organic packages, primarily for servers, also grew steadily. As a result, overall sales in this reporting segment for the nine months increased compared with the previous nine months. Operating profit increased substantially compared with the previous nine months due to sales growth and enhanced productivity.

3) Applied Ceramic Products Group

In the solar energy business, sales increased compared with the previous nine months due to efforts to expand production capacity and to enhance Kyocera’s sales networks in Japan and overseas to meet rising global demand for solar cells and modules. In addition, sales in the cutting tool business also increased substantially compared with the previous nine months due to rising demand in Japan and Asia reflecting expanded production in automotive related markets. As a result, sales and operating profit in this reporting segment for the nine months increased compared with the previous nine months.

4) Electronic Device Group

As a result of production expansion for digital consumer equipment such as mobile phone handsets, as well as in various industrial markets, demand for electronic components such as capacitors and timing devices showed a trend towards expansion overall. In addition, sales of thin film components increased significantly compared with the previous nine months in line with Kyocera’s acquisition of thin film transistor (TFT) liquid crystal display (LCD) business of Yasu facility from Sony Mobile Display Corporation in June 2010. As a result, overall sales in this reporting segment increased compared with the previous nine months despite the adverse impact of the yen’s appreciation. Operating profit increased substantially compared with the previous nine months due to sales growth and enhanced productivity.

ii) Equipment Business:

Sales in the Equipment Business for the nine months increased by ¥50,253 million to ¥352,321 million compared with ¥302,068 million for the previous nine months. Operating profit for the nine months increased by ¥11,081 million to ¥19,379 million from ¥8,298 million for the previous nine months. The operating profit ratio was 5.5%.

1) Telecommunications Equipment Group

Sales in this reporting segment for the nine months increased compared with the previous nine months due to growth in sales of mobile phone handsets in Japan, coupled with the results of aggressive measures to expand sales in overseas markets which included new product launches. Operating loss was reduced significantly from the previous nine months as a result of structural reforms executed in the year ended March 31, 2010 as well as an increase in sales.

2) Information Equipment Group

Despite the adverse effect of the yen’s appreciation, a moderate recovery in information technology investment by customers both in Japan and overseas culminated in sales volume increase in Europe and Japan, particularly for multifunction peripherals. As a result, sales in this reporting segment for the nine months increased compared with the previous nine months. Operating profit increased compared with the previous nine months due to sales growth for mid-speed printers and multifunction peripherals and an improvement in productivity.

iii) Others:

Sales at Kyocera Communication Systems Co., Ltd. increased over the previous nine months due to a moderate recovery in information technology investment in the corporate sector. In addition, as the semiconductor market recovered, demand for molding compounds for semiconductor encapsulation increased, which led to an increase in sales at Kyocera Chemical Corporation compared with the previous nine months. As a result, overall sales in this reporting segment for the nine months increased by ¥12,680 million to ¥102,433 million compared with ¥89,753 million for the previous nine months. Operating profit increased by ¥3,660 million to ¥7,567 million from ¥3,907 million for the previous nine months due to sales growth and cost reductions.

Net Sales by Reporting Segment

	Nine months ended December 31,				Increase (Decrease)
	2009		2010
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥36,387	4.7	¥56,251	5.9	¥19,864	54.6
Semiconductor Parts Group	99,641	13.0	132,640	13.9	32,999	33.1
Applied Ceramic Products Group	111,510	14.5	150,500	15.7	38,990	35.0
Electronic Device Group	145,537	18.9	183,840	19.2	38,303	26.3

Total Components Business	393,075	51.1	523,231	54.7	130,156	33.1
Telecommunications Equipment Group	131,408	17.1	175,768	18.4	44,360	33.8
Information Equipment Group	170,660	22.2	176,553	18.4	5,893	3.5

Total Equipment Business	302,068	39.3	352,321	36.8	50,253	16.6
Others	89,753	11.7	102,433	10.7	12,680	14.1
Adjustments and eliminations	(15,976)	(2.1)	(21,071)	(2.2)	(5,095)	—

Net sales	¥768,920	100.0	¥956,914	100.0	¥187,994	24.4

Operating Profit (Loss) by Reporting Segment

	Nine months ended December 31,				Increase (Decrease)
	2009		2010
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥(2,567)	—	¥8,466	15.1	¥11,033	—
Semiconductor Parts Group	10,447	10.5	28,405	21.4	17,958	171.9
Applied Ceramic Products Group	10,909	9.8	23,194	15.4	12,285	112.6
Electronic Device Group	6,515	4.5	33,271	18.1	26,756	410.7

Total Components Business	25,304	6.4	93,336	17.8	68,032	268.9
Telecommunications Equipment Group	(6,426)	—	(954)	—	5,472	—
Information Equipment Group	14,724	8.6	20,333	11.5	5,609	38.1

Total Equipment Business	8,298	2.7	19,379	5.5	11,081	133.5
Others	3,907	4.4	7,567	7.4	3,660	93.7

Operating profit	37,509	4.9	120,282	12.6	82,773	220.7
Corporate	13,425	—	14,118	—	693	5.2
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	(18,195)	—	128	—	18,323	—
Adjustments and eliminations	0	—	(1,392)	—	(1,392)	—

Income before income taxes	¥32,739	4.3	¥133,136	13.9	¥100,397	306.7

*	% to net sales of each corresponding segment

Net Sales by Geographic Area

1) Japan

Sales in the Telecommunications Equipment Group increased due to solid sales of mobile phone handsets, and sales increased in the solar energy business in the Applied Ceramic Products Group. Furthermore, sales in the Electronic Device Group and the Semiconductor Parts Group grew mainly for digital consumer equipment. As a result, sales for Japan for the nine months increased compared with the previous nine months.

2) United States of America

Sales in the Telecommunications Equipment Group increased, due to an increase in sales volume of mobile phone handsets through new products introduction. Sales in the Electronic Device Group also increased due to an increase in component demand for digital consumer equipment, as well as in various industrial markets. As a result, sales for the United States of America for the nine months increased compared with the previous nine months.

3) Asia

Sales in the Semiconductor Parts Group and the Electronic Device Group increased significantly due to an increase in component demand for digital consumer equipment. Sales in the cutting tool business in the Applied Ceramic Products Group also increased due to a production expansion in automotive related markets. As a result, sales for Asia for the nine months increased compared with the previous nine months.

4) Europe

Sales in the solar energy business in the Applied Ceramic Products Group increased. Sales in the Electronic Device Group increased due to an increase in component demand for digital consumer equipment, as well as in various industrial markets. As a result, sales for Europe for the nine months increased compared with the previous nine months.

5) Others

Sales in the Semiconductor Parts Group, the Electronic Device Group increased and sales in the Information Equipment Group also increased. As a result, sales for Others for the nine months increased compared with the previous nine months.

	Nine months ended December 31,				Increase (Decrease)
	2009		2010
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥330,167	42.9	¥424,512	44.4	¥94,345	28.6
United States of America	128,159	16.7	166,428	17.4	38,269	29.9
Asia	126,670	16.5	161,641	16.9	34,971	27.6
Europe	147,068	19.1	158,843	16.6	11,775	8.0
Others	36,856	4.8	45,490	4.7	8,634	23.4

Net sales	¥768,920	100.0	¥956,914	100.0	¥187,994	24.4

(2)  Consolidated Financial Condition

Consolidated Cash Flows

Cash and cash equivalents at December 31, 2010 decreased by ¥84,919 million to ¥228,207 million from ¥313,126 million at March 31, 2010.

1) Cash flows from operating activities

Net cash provided by operating activities for the nine months increased by ¥4,470 million to ¥73,460 million from ¥68,990 million for the previous nine months. This was due mainly to an increase in net income.

2) Cash flows from investing activities

Net cash used in investing activities turned from ¥3,619 million of cash inflows for the previous nine months to ¥112,776 million of cash outflows for the nine months. This was due mainly to decreases in withdrawals of certificate deposits and time deposits as well as an increase in purchases of property, plant and equipment.

3) Cash flows from financing activities

Net cash used in financing activities for the nine months decreased by ¥7,382 million to ¥29,319 million from ¥36,701 million for the previous nine months. This was due mainly to decreases in payments of short-term borrowings and long-term debt.

	Nine months ended December 31,
	2009	2010
	(Yen in millions)
Cash flows from operating activities	¥68,990	¥73,460
Cash flows from investing activities	3,619	(112,776)
Cash flows from financing activities	(36,701)	(29,319)
Effect of exchange rate changes on cash and cash equivalents	(6,522)	(16,284)
Net increase (decrease) in cash and cash equivalents	29,386	(84,919)
Cash and cash equivalents at beginning of period	269,247	313,126
Cash and cash equivalents at end of period	¥298,633	¥228,207

(3)  Consolidated Forecasts for the Year Ending March 31, 2011

In the three months ending March 31, 2011, it is expected that strong demand for solar cells and modules will continue, although a full-scale recovery of component demand for digital consumer equipment requires some time. With such circumstances in mind, Kyocera Corporation has not changed its forecast of consolidated financial results for the year ending March 31, 2011 which was announced in October 2010.

The forecast of financial results for each reporting segment, however, has been revised as set forth on the following page in light of the financial results for the nine months and the forecast for the three months ending March 31, 2011.

Consolidated Forecasts for the Year Ending March 31, 2011

	Results for the year ended March 31, 2010		Forecasts for the year ending March 31, 2011 announced on October 28, 2010		Increase (Decrease)
	Amount	%	Amount	%	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥1,073,805	100.0	¥1,260,000	100.0	17.3
Profit from operations	63,860	5.9	147,000	11.7	130.2
Income before income taxes	60,798	5.7	160,000	12.7	163.2
Net income attributable to shareholders of Kyocera Corporation	40,095	3.7	105,000	8.3	161.9
Diluted earnings per share attributable to shareholders of Kyocera Corporation	218.47	—	572.15	—	—
Average US$ exchange rate	93	—	85	—	—
Average Euro exchange rate	131	—	112	—	—

Note:

Forecast of diluted earnings per share attributable to shareholders of Kyocera Corporation was computed based on the diluted average number of shares outstanding during the nine months.

Consolidated Forecasts of Net Sales by Reporting Segment for the Year Ending March 31, 2011

	Results for the year ended March 31, 2010		Forecasts for the year ending March 31, 2011 announced on				Increase (Decrease) to results
			October 28, 2010		January 27, 2011
	Amount	%	Amount	%	Amount	%	%
	(Yen in millions)
Fine Ceramic Parts Group	¥53,056	5.0	¥71,500	5.7	¥74,000	5.9	39.5
Semiconductor Parts Group	140,507	13.1	172,000	13.6	174,000	13.8	23.8
Applied Ceramic Products Group	157,033	14.6	201,000	16.0	203,000	16.1	29.3
Electronic Device Group	199,939	18.6	237,500	18.8	240,000	19.0	20.0

Total Components Business	550,535	51.3	682,000	54.1	691,000	54.8	25.5
Telecommunications Equipment Group	189,118	17.6	228,000	18.1	220,000	17.5	16.3
Information Equipment Group	232,365	21.6	236,000	18.7	237,000	18.8	2.0

Total Equipment Business	421,483	39.2	464,000	36.8	457,000	36.3	8.4
Others	124,577	11.6	142,000	11.3	141,000	11.2	13.2
Adjustments and eliminations	(22,790)	(2.1)	(28,000)	(2.2)	(29,000)	(2.3)	—

Net sales	¥1,073,805	100.0	¥1,260,000	100.0	¥1,260,000	100.0	17.3

Consolidated Forecasts of Operating Profit (Loss) by Reporting Segment for the Year Ending March 31, 2011

	Results for the year ended March 31, 2010		Forecasts for the year ending March 31, 2011 announced on				Increase (Decrease) to results
			October 28, 2010		January 27, 2011
	Amount	%*	Amount	%*	Amount	%*	%
	(Yen in millions)
Fine Ceramic Parts Group	¥(788)	—	¥11,000	15.4	¥11,000	14.9	—
Semiconductor Parts Group	17,235	12.3	33,500	19.5	35,500	20.4	106.0
Applied Ceramic Products Group	19,858	12.6	29,500	14.7	29,500	14.5	48.6
Electronic Device Group	13,230	6.6	39,500	16.6	41,500	17.3	213.7

Total Components Business	49,535	9.0	113,500	16.6	117,500	17.0	137.2
Telecommunications Equipment Group	(14,726)	—	6,000	2.6	2,000	0.9	—
Information Equipment Group	22,091	9.5	24,500	10.4	24,500	10.3	10.9

Total Equipment Business	7,365	1.7	30,500	6.6	26,500	5.8	259.8
Others	6,769	5.4	8,500	6.0	9,500	6.7	40.3

Operating profit	63,669	5.9	152,500	12.1	153,500	12.2	141.1
Corporate and others	(2,871)	—	7,500	—	6,500	—	—

Income before income taxes	¥60,798	5.7	¥160,000	12.7	¥160,000	12.7	163.2

*	% to net sales of each corresponding segment

Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following lists:

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia, particularly China;

(2)	Unexpected changes in economic, political and legal conditions in countries where we operate;

(3)	Our ability to develop, launch and produce innovative products, including meeting quality and delivery standards, and our ability to otherwise meet the advancing technological requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components;

(4)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes which may adversely affect our production yields and operating results;

(5)	Factors that may affect our exports, including a strong yen, political and economic instability, difficulties in collection of accounts receivable, decrease in cost competitiveness of our products, increases in shipping and handling costs, difficulty in staffing and managing international operations and inadequate protection of our intellectual property;

(6)	Changes in exchange rates, particularly between the yen and the U.S. dollar and the Euro, respectively, in which we make significant sales;

(7)	Exposure to credit risk on trade receivables due to customers’ worsening financial condition;

(8)	Inability to secure skilled employees, particularly engineering and technical personnel;

(9)	Insufficient protection of our trade secrets and intellectual property rights including patents;

(10)	Our continuing to hold licenses to manufacture and sell certain of our products;

(11)	The possibility that future initiatives and in-process research and development may not produce the desired results;

(12)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect, and may require more cost than expected for integration;

(13)	Events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of disease or war;

(14)	The occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located;

(15)	The possibility of future tightening of environmental laws and regulations in Japan and other countries which may increase our environmental liability and costs and expenses to observe the obligations;

(16)	Fluctuations in the value of, and impairment losses on, securities and other assets held by us;

(17)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be required; and

(18)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

2. Other Information

Changes in accounting principles, procedures and financial statements’ presentation:

Recently Adopted Accounting Standards

Kyocera adopted the Financial Accounting Standards Board (FASB)’s Accounting Standards Update (ASU) No. 2009-16, “Accounting for Transfers of Financial Assets” on April 1, 2010. This accounting standard codified former Statement of Financial Accounting Standards (SFAS) No. 166, “Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140” issued in June 2009 in the Accounting Standards Codification (ASC) 860, “Transfers and Servicing.” This accounting standard removes the concept of a qualifying special purpose entity from former SFAS No. 140 and removes the exception from applying former FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to qualifying special purpose entities and establishes specific conditions for reporting a transfer of a portion of a financial asset as a sale. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

Kyocera adopted the ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” on April 1, 2010. This accounting standard codified former SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” issued in June 2009 in the ASC 810, “Consolidation.” This accounting standard requires an enterprise to perform an analysis to identify the primary beneficiary of a variable interest entity and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

3. Consolidated Financial Statements

(1) CONSOLIDATED BALANCE SHEETS (Unaudited)

	December 31, 2010		March 31, 2010		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥228,207		¥313,126		¥(84,919)
Investments in debt securities, current	34,293		11,644		22,649
Other short-term investments	221,511		200,413		21,098
Trade notes receivables	19,302		16,421		2,881
Trade accounts receivables	209,827		190,903		18,924
Less allowances for doubtful accounts and sales returns	(4,059)		(3,971)		(88)
Inventories	210,349		177,361		32,988
Advance payments	70,019		52,316		17,703
Deferred income taxes	44,233		40,872		3,361
Other current assets	35,302		35,370		(68)

Total current assets	1,068,984	57.4	1,034,455	56.0	34,529

Non-current assets:
Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries	1,510		1,261		249
Investments in debt and equity securities, long-term	357,132		370,124		(12,992)
Other long-term investments	10,474		10,534		(60)

Total investments and advances	369,116	19.8	381,919	20.6	(12,803)

Property, plant and equipment:
Land	57,783		56,870		913
Buildings	284,539		290,516		(5,977)
Machinery and equipment	692,723		689,608		3,115
Construction in progress	8,665		8,842		(177)
Less accumulated depreciation	(799,119)		(805,737)		6,618

Total property, plant and equipment	244,591	13.2	240,099	13.0	4,492

Goodwill	63,326	3.4	67,602	3.6	(4,276)
Intangible assets	42,859	2.3	49,593	2.7	(6,734)
Other assets	71,999	3.9	75,049	4.1	(3,050)

Total non-current assets	791,891	42.6	814,262	44.0	(22,371)

Total assets	¥1,860,875	100.0	¥1,848,717	100.0	¥12,158

	December 31, 2010			March 31, 2010			Increase (Decrease)
	Amount		%	Amount		%
	(Yen in millions)
Current liabilities:
Short-term borrowings		¥3,341			¥4,073		¥(732)
Current portion of long-term debt		9,935			13,456		(3,521)
Trade notes and accounts payable		100,497			89,750		10,747
Other notes and accounts payable		63,552			63,779		(227)
Accrued payroll and bonus		37,826			47,131		(9,305)
Accrued income taxes		21,703			15,602		6,101
Other accrued liabilities		23,978			26,800		(2,822)
Other current liabilities		36,097			28,721		7,376

Total current liabilities		296,929	15.9		289,312	15.7	7,617

Non-current liabilities:
Long-term debt		23,464			29,067		(5,603)
Accrued pension and severance liabilities		27,487			31,828		(4,341)
Deferred income taxes		70,585			75,619		(5,034)
Other non-current liabilities		13,568			15,629		(2,061)

Total non-current liabilities		135,104	7.3		152,143	8.2	(17,039)

Total liabilities		432,033	23.2		441,455	23.9	(9,422)

Kyocera Corporation shareholders’ equity:
Common stock		115,703			115,703		—
Additional paid-in capital		162,421			163,044		(623)
Retained earnings		1,239,817			1,168,122		71,695
Accumulated other comprehensive income		(98,297)			(51,010)		(47,287)
Treasury stock, at cost		(50,678)			(50,624)		(54)

Total Kyocera Corporation shareholders’ equity		1,368,966	73.6		1,345,235	72.8	23,731

Noncontrolling interests		59,876	3.2		62,027	3.3	(2,151)

Total equity		1,428,842	76.8		1,407,262	76.1	21,580

Total liabilities and equity		¥1,860,875	100.0		¥1,848,717	100.0	¥12,158

Note: Accumulated other comprehensive income is as follows:

	December 31, 2010			March 31, 2010			Increase (Decrease)
	(Yen in millions)
Net unrealized gains on securities	¥		16,692	¥		23,468	¥(6,776)
Net unrealized gains (losses) on derivative financial instruments	¥		2	¥		(82)	¥84
Pension adjustments	¥		(96)	¥		1,053	¥(1,149)
Foreign currency translation adjustments	¥		(114,895)	¥		(75,449)	¥(39,446)

(2) CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Nine months ended December 31,				Increase (Decrease)
	2009		2010
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥768,920	100.0	¥956,914	100.0	¥187,994	24.4
Cost of sales	572,776	74.5	672,363	70.3	99,587	17.4

Gross profit	196,144	25.5	284,551	29.7	88,407	45.1
Selling, general and administrative expenses	158,131	20.6	164,782	17.2	6,651	4.2

Profit from operations	38,013	4.9	119,769	12.5	81,756	215.1
Other income (expenses):
Interest and dividend income	11,821	1.6	11,687	1.2	(134)	(1.1)
Interest expense	(2,188)	(0.3)	(1,673)	(0.1)	515	—
Foreign currency transaction gains, net	1,871	0.3	2,053	0.2	182	9.7
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	(18,195)	(2.4)	128	0.0	18,323	—
Other, net	1,417	0.2	1,172	0.1	(245)	(17.3)

Total other income (expenses)	(5,274)	(0.6)	13,367	1.4	18,641	—

Income before income taxes	32,739	4.3	133,136	13.9	100,397	306.7
Income taxes	10,747	1.4	33,713	3.5	22,966	213.7

Net income	21,992	2.9	99,423	10.4	77,431	352.1
Net income attributable to noncontrolling interests	(3,511)	(0.5)	(5,706)	(0.6)	(2,195)	—

Net income attributable to shareholders of Kyocera Corporation	¥18,481	2.4	¥93,717	9.8	¥75,236	407.1

Earnings per share:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥100.70		¥510.67
Diluted	¥100.70		¥510.67
Average number of shares of common stock outstanding:
Basic	183,526		183,518
Diluted	183,526		183,518

Note:

Basic earnings per share attributable to shareholders of Kyocera Corporation was computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation was computed based on the diluted average number of shares outstanding during each period.

(3) CAUTIONARY STATEMENT FOR PREMISE OF A GOING CONCERN

None.

(4) CAUTIONARY STATEMENT FOR SIGNIFICANT CHANGES IN EQUITY

None.